Exhibit 99.3

ASSIGNMENT AGREEMENT

THIS ASSIGNMENT AGREEMENT (the “Assignment”) is made and entered into as of June 12, 2018 (the “Effective Date”) by and among Alibaba ZT Investment Limited (“Assignee”) and Taobao China Holding Limited (“Assignor”).

WHEREAS, Assignor is a party to that certain Share Purchase Agreement dated as of May 29, 2018 (the “Purchase Agreement”), pursuant to which, among other things, Assignor has agreed to purchase from ZTO Express (Cayman) Inc. a certain number of Class A Ordinary Shares of ZTO Express (Cayman) Inc.; and

WHEREAS, Assignee is a wholly owned subsidiary of Assignor, and Assignor desires to assign to Assignee all of its right, title and interest in, to and under the Purchase Agreement in accordance with Section 10.5 of the Purchase Agreement.

NOW, THEREFORE, the parties hereto, intending legally to be bound, hereby agree as follows:

1.             Assignment.  Assignor does hereby grant, bargain, convey, sell, assign, transfer and deliver to Assignee all of its right, title, and interest in, to, and under the Purchase Agreement.

2.             Assumption.  Assignee hereby accepts this Assignment and assumes and agrees faithfully to pay, perform, honor, and discharge in full when due all of Assignors’ obligations first arising from and after the Effective Date under the Purchase Agreement, subject to all the terms, covenants and conditions of the Purchase Agreement.  Upon the assumption herein to the extent related to the Purchase Agreement, as between Assignor and Assignee, Assignor shall be fully, finally, and forever released and discharged from liability to the extent related to the Purchase Agreement.

3.             Further Assurances.  Each party hereby covenants with the other party that it and its successors and assigns will do, execute, acknowledge and deliver, or will cause to be done, executed, acknowledged and delivered, all such further acts, transfers, assignments and conveyances, and assurances for the better selling, transferring, assigning, assuring, conveying and confirming unto Assignee right, title and interest assigned and obligations assumed hereby as the other party shall reasonably request.

4.             Governing Law.  This Assignment shall be governed by and construed in accordance with the laws of the State of New York without regard to any choice of laws or conflict of law provisions that would require the application of the laws of any other jurisdiction.  This Assignment shall become effective between Assignor and Assignee on the Effective Date.

5.             Counterparts; Amendment.  This Assignment may be executed in counterparts, each of which shall be deemed an original and all of which together shall constitute one document.  This Assignment may not be changed, modified, discharged or terminated orally or in any manner other than by an agreement in writing signed by the parties hereto or their respective successors and assigns.

8.             Successors and Assigns.  This Assignment shall bind and inure to the benefit of Assignor and Assignee and their respective successors and assigns.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

ASSIGNOR

TAOBAO CHINA HOLDING LIMITED

	By:	/s/ Timothy A. Steinert
	Name:	Timothy A. Steinert
	Title:	Director

Signature Page to Assignment Agreement

ZTO EXPRESS (CAYMAN) INC.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

ASSIGNEE

ALIBABA ZT INVESTMENT LIMITED

	By:	/s/ Timothy A. Steinert
	Name:	Timothy A. Steinert
	Title:	Director

Signature Page to Assignment Agreement

ZTO EXPRESS (CAYMAN) INC.